MATERIAL CHANGE REPORT

1.

Name and Address of Company:

TransAlta Corporation ("TransAlta")

110 – 12th Avenue S.W.

Calgary, Alberta   T2P 2M1

2.

Date of Material Change:

October 23, 2009.

3.

News Release:

A joint news release was issued by TransAlta and Canadian Hydro Developers, Inc. ("CHD") on October 23, 2009 and disseminated through the facilities of a recognized news wire service.

4.

Summary of Material Change:

On October 23, 2009, 1478860 Alberta Ltd. (the "Offeror"), a wholly-owned subsidiary of TransAlta, completed the acquisition and payment for approximately 125 million common shares of CHD validly deposited and taken up pursuant to its offer (the "Offer") to acquire all of the outstanding common shares of CHD for $5.25 cash per share. These common shares represent approximately 87 per cent of the outstanding common shares of CHD.

Following the acquisition and payment for the common shares of CHD, the Board of Directors of CHD was reconstituted to include, from TransAlta, Dawn Farrell, Chief Operating Officer; Brian Burden, Chief Financial Officer; and Ken Stickland, Chief Legal Officer.  Independent directors, Richard Ballantyne and David Stenason remain on the CHD board.

5.

Full Description of Material Change:

On October 23, 2009, the Offeror completed the acquisition and payment for approximately 125 million common shares of CHD validly deposited and taken up pursuant to its Offer to acquire all of the outstanding common shares of CHD for $5.25 cash per share. These common shares represent approximately 87 per cent of the outstanding common shares of CHD.

Following the acquisition and payment for the common shares of CHD, the Board of Directors of CHD was reconstituted to include, from TransAlta, Dawn Farrell, Chief Operating Officer; Brian Burden, Chief Financial Officer; and Ken Stickland, Chief Legal Officer.  Independent directors, Richard Ballantyne and David Stenason remain on the CHD board.

6.

Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

7.

Omitted Information:

Not applicable.

8.

Executive Officer:

The name and business telephone number of the executive officer of TransAlta who is knowledgeable of the material change and this report is:

Kenneth S. Stickland, Chief Legal Officer

Telephone: (403) 267-7110.

9.

Date of Report:

This report is dated October 23, 2009.